Montgomery, McCracken, Walker & Rhoads, LLP attorneys at law
Don Felice Admitted in Pennsylvania & New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com

March 15, 2012

U. S. Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, DC 20549

Re:	HC Capital Trust
1933 Act Registration No. 33 87762
1940 Act Registration No. 811 08918

Ladies and Gentlemen:

On behalf of the HC Capital Trust (the “Trust”), attached herewith for filing pursuant to paragraph (a) of Rule 20a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) and pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, is a preliminary copy of the notice of meeting, proxy statement and form of proxy to be furnished to shareholders of the Trust in connection with a Special Meeting of Shareholders to be held on or about April 30, 2012 (the “Special Meeting”). The definitive proxy materials will be sent to shareholders on or about March 30, 2012.

At the Special Meeting, shareholders of The Growth Equity Portfolio, The Institutional Growth Equity Portfolio and The Fixed Income Opportunity Portfolio (the “Portfolios”) will be asked to approve the following: (1) amendments to the portfolio management agreements between Jennison Associates LLC and the Trust with respect to The Growth Equity Portfolio and The Institutional Growth Equity Portfolio; and (2) a new portfolio management agreement between Fort Washington Investment Advisors, Inc. and the Trust with respect to The Fixed Income Opportunity Portfolio. The Trust may also transact such other business as may properly come before the Special Meeting or any adjournment(s) thereof.

Questions concerning these proxy materials may be directed to me at (215) 772-7385.

Very truly yours,

/s/ Don Felice
Enclosure	Don Felice

cc (w/ enclosure):	Michael O’Hare
Robert J. Zion

¿    Philadelphia, PA    ¿     Cherry Hill, NJ    ¿    Wilmington, DE    ¿    Berwyn, PA    ¿    West Chester, PA

A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA

LOUIS A. PETRONI – NEW JERSEY RESPONSIBLE PARTNER